[AMB Letterhead]
June 5, 2009
Cicely LaMothe, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	AMB Property Corporation File No. 001-13545 Form 10-K for the year ended December 31, 2008
Dear Ms. LaMothe:
          In connection with the letter dated June 5, 2009 submitted on behalf of AMB Property Corporation, a Maryland corporation (the “Company”), in response to the comments contained in the letter dated May 8, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we submit this letter to acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 733-9455.

Very truly yours,
AMB PROPERTY CORPORATION

/s/ Nina A. Tran
Nina A. Tran
Senior Vice President and Chief Accounting Officer

cc:	Laura L. Gabriel, Partner, Latham & Watkins LLP Wendy S. McCray, Partner, PricewaterhouseCoopers LLP